[TOTAL S.A. Letterhead]

September 21, 2012

By EDGAR, “CORRESP” Designation

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TOTAL S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 26, 2012
File No. 001-10888

Dear Mr. Schwall:

Thank you for your letter dated September 17, 2012, setting forth the comment of the Staff of the Commission relating to TOTAL S.A.’s annual report on Form 20-F for the year ended December 31, 2011 filed on March 26, 2012.

We are currently working on a response to your letter. Further to your discussion with Krystian Czerniecki of Sullivan & Cromwell, due to the fact that we are currently preparing for the close of the current financial quarter, we anticipate that we will be in a position to submit our response by October 15, 2012.

If you have any questions relating to this matter, please feel free to call the undersigned at +33-1-4744-4802 or Krystian Czerniecki of Sullivan & Cromwell LLP at +33-1-7304-5880.

Very truly yours,

/s/ Alexandre Marchal
Alexandre Marchal
Director of Legal Affairs, Holding Company

Mr. H. Roger Schwall

Securities and Exchange Commission

cc:                                 Donald Delaney

Brad Skinner

(Securities and Exchange Commission)

Patrick de La Chevardière

Jonathan Marsh

Andrew Zdrahal

(TOTAL S.A.)

Krystian Czerniecki

(Sullivan & Cromwell LLP)